Exhibit 99.6

[PEMEX LOGO]                       CORPORATE MANAGEMENT FOR SOCIAL COMMUNICATION

--------------------------------------------------------------------------------
                             BULLETIN NO. 290/2003
--------------------------------------------------------------------------------
                                                                DATE: 11/11/2003


JALAPA, Ver., November 11, 2003.- Today, the Governor of the entity, Miguel Aleman Velasco, and the General Manage of PEMEX Refinery, Juan Bueno Torio -representing the Director General of Petroleos Mexicanos, Raul Munoz Leos-signed the Execution Appendix to the 2003 Human and Social Development Agreement, by which this company will give donations, both economical and in kind, amounting to 123 million pesos in order to support various social and productive projects in benefit of the entity.

     Over 49 million pesos will be added to these resources, which correspond to donations in kind and cash that PEMEX has directly channeled to various municipalities, to the University of Veracruz and social organizations.

     Bueno Torio, accompanied by the General Manager of PEMEX Petrochemicals, Rafael Beverido Lomelin, presented a check for 40 million pesos to the governor, during the event held at the Government Building, concluding the total contribution from PEMEX under the aforementioned agreement.

     The General Manager of PEMEX Refinery said that PEMEX does not want this to be an isolated action, but rather linked in an integral effort where social aspects are included.

     Therefore, he pointed out that these actions not only reflect the teamwork of the oil workers from Veracruz, but also the atmosphere of collaboration that exists between the state and the people from Veracruz.

     He said that PEMEX wants to create in the State of Veracruz, with an investment of twenty eight thousand and eighty six million pesos beginning this year, and during the different maturity periods of the projects already begun by the current administration in the areas of refinery, gas and basic petrochemicals, as well as in exploration and production.

     This effort, added Bueno Torio, is part of a strategy that considers all aspects of the productive activity of the company at national level to improve its position, satisfy the internal demand for fuel, and to take advantage of the opportunities on the world market.

     After signing said agreement, the governor Aleman Velasco stated that his government has prepared the mechanisms that will guarantee transparency and efficiency in the use of these resources, and assured that he will always submit a true account of their application.

     He reaffirmed the commitment of the State Executive to continue working closely with the federal and municipal authorities, and that he considered that the PEMEX strategy will each day have a greater benefit for the Mexican economy and the state, and therefore reflect positively on the welfare of the people from Mexico and in particular from Veracruz.

     He assured everyone that the agreement signed today will fortify the joint efforts to unify the vision for the future of the State of Veracruz and of PEMEX, in benefit of the nation.

     Of the donations given by PEMEX within said agreement, sixty million five hundred and fifty thousand pesos correspond to cash resources that the Veracruz government will assign to 14 municipal projects, such as the restoration of the sewage system in Colonia 18 de Marzo, Agua Dulce, and the improvement of the transportation infrastructure in the municipalities of Coatzintla, Cosoleacaque, Chinameca, Poza Rica and Santiago de Tuxtla, among others.

     Part of these resources will also be used for the restoration of the Delfino Cruz Santos Children's Park in Coatzalcoalcos, and of the Benito Juarez Market in Papantla, as well as the Blanco River basin in Nogales.

     Economical support from PEMEX is also included for the Salvador Diaz Miron Shelter in Xalapa, for the execution of projects and activities related to the relocation of families settled in the Tampachoco Marine Terminal in Tuxpan and almost four million pesos for the support of Tecolutla fishermen.

     The PEMEX contributions in kind made to Veracruz, such as asphalt and fuel, amount approximately 63 million pesos, that will be used for both country and urban road infrastructure, as well as for state, municipal and other social institutions vehicles.

                                    *********